sirit Inc.

03037433

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 17 2003
WASH. DC 188 SECTION

November 7, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #03-18 for SIRIT's file.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

11/18

#2450 – 650 WEST GEORGIA STREET, PO BOX 11537, VANCOUVER, BC, V6B 4N7 CANADA
TEL: (604) 682-3030 FAX: (604) 683-0704 WEBSITE: www.sirit.com

sirit Inc. NEWS RELEASE

November 7, 2003 **Trading Symbol: TSX: SI**

News Release #03-18

RFID by sirit

FOR MORE INFORMATION:

Fred Veinot
Vice President
(800) 498-8760 x225
fveinot@sirit.com

SIRIT Inc. Announces $8,000,000 Financing with Strategic Investor J.L. Albright

SIRIT partners with J.L Albright Venture Partners, a well recognized strategic investor, to capitalize on the impending revolution in supply chain management using Radio Frequency Identification (RFID) technology and the Electronic Product Code (ePC).

Toronto, ON – November 7, 2003 – SIRIT Inc. ("SIRIT") is pleased to announce that it has entered into an agreement with J.L. Albright III Venture Fund ("J.L. Albright") pursuant to which they have agreed to purchase, on a private placement basis, 26,666,667 SIRIT common shares at a price of $0.30 per share, for aggregate gross proceeds to SIRIT of $8 million. SIRIT intends to use the proceeds to fund its accelerating momentum as a leading RFID supplier in the rapidly evolving supply chain marketplace.

William Staudt, Chairman and CEO of SIRIT, commented "The recent developments in RFID, in particular within the supply chain network with announcements from Wal-Mart and the United States Department of Defense, have provided SIRIT with a unique opportunity to accelerate the adoption of our business plan for growth. This financing will allow SIRIT to implement an aggressive product roll-out strategy based on SIRIT's core reference architectures in UHF technology. With 10 years of experience in UHF technology SIRIT, as one of the largest suppliers of RFID readers, is well positioned to deliver on the vision of supply chain visibility and optimization envisioned through the adoption of Electronic Product Code (ePC) technology. J.L. Albright's focus as a strategic investor and partner will be a tremendous asset as we move forward. The Albright team brings years of operational experience, technical talent, and an excellent track record of supporting portfolio companies for long term success."

"We are very pleased to be a financial partner of SIRIT," said Rick Segal, Partner of J.L. Albright Venture Partners. "We believe the RFID market is poised for significant growth. Our extensive research and review of a number of opportunities convinced us that SIRIT is well positioned to be a leader in this rapidly evolving space. As a member of the board of directors, I look forward to a long and supportive relationship with the Company."

SIRIT plans to complete the private placement in two tranches with the first tranche comprising the issue and sale of 9,732,687 SIRIT common shares scheduled to close on or about November 24, 2003. The sale of the balance of 16,933,980 SIRIT common shares is scheduled to occur following receipt of the requisite approval of SIRIT shareholders. A special meeting of SIRIT shareholders will be held on December 29, 2003.

SIRIT is a "qualifying issuer" under Multilateral Instrument 45-102 of the Canadian Securities Administrators and the SIRIT common shares to be issued and sold to J.L. Albright will be subject to a four month restricted period.

SIRIT has granted J.L. Albright the right to appoint one member to the SIRIT board effective at the closing of the first tranche and has agreed to put forth such nominee for election at each annual meeting of SIRIT shareholders so long as J.L. Albright continues to own at least 10% of the SIRIT common shares.

Completion of the private placement is subject to receipt of all required regulatory and other approvals, including the approval of the Toronto Stock Exchange. Upon completion of the private placement, an aggregate of 88,060,931 common shares of SIRIT will be issued and outstanding.

The securities being offered have not, nor will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

About SIRIT:

SIRIT is a leading designer, developer and manufacturer of radio frequency identification (RFID) products and solutions. Offering an extensive line of products and solutions that support a broad range of RFID tags, standards, and frequencies, SIRIT's RFID products have been deployed to numerous blue chip companies across a wide range of applications including electronic toll collection (ETC), automatic vehicle identification (AVI), cashless payments, supply chain management, and product authentication. Catalyzed by the rapid development of global standards (e.g. UCC / Auto-ID, ISO), support from the leading retailers and manufacturers (e.g. Wal-Mart (NYSE: WMT)), and the promise of unprecedented efficiency improvements (e.g. real-time inventory visibility and responsiveness), RFID, which is well established in electronic toll collection, is moving to the forefront of the supply chain and other mass-market applications. As a pure play RFID company with an extensive and flexible line of products, and experienced engineering, manufacturing, and customer service teams, SIRIT is uniquely positioned to capitalize on the impending RFID revolution.

For more information on SIRIT visit www.sirit.com or call (800) 498-8760.

About J.L. Albright Venture Partners:

J.L Albright Venture Partners invests primarily in emerging Internet, E-Commerce, Networking and Software companies with exceptional prospects for growth, superior technology, and a sustainable competitive advantage. They select businesses that possess strong fundamentals, superior products and/or services. J.L. Albright's partners understand the challenges faced by emerging companies, as they strive to grow and compete in the global market. They partner with investee companies and work alongside management providing the strategic and financial resources needed to help management's vision become a reality. J.L. Albright does not seek control, but rather seeks to make a significant contribution in areas that are essential to instilling, maintaining, and managing dynamic growth. Involvement is predicated on strong working relationships with company principals and management, mutually shared objectives and a thorough working knowledge of the business.

For more information, visit the web site at www.jlaventures.com.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

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